December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (913) 696-6122

Mr. William D. Zollars
Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, Kansas 66211

> **Re: YRC Worldwide Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 000-12255**

Dear Mr. Zollars:

We have reviewed your response letter dated October 12, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 2. Please confirm that the information contained in your supplemental response will be included in future filings.

2. While we note your response to prior comment 7, we re-issue the prior comment in part. Please specifically confirm that you will identify all benchmark companies in the "Survey Group" as well as the "other transportation corporations" you use as a "reference point." In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

3. While we note your response to prior comment 9, we re-issue the comment. Please confirm that you will comply with the comment in future filings.

4. While we note your response to prior comment 10, we re-issue the comment. Please confirm that you will provide in future filings a more detailed discussion of how and why the compensation of Mr. Zollars differs from that of the other named executive officers. Please confirm that you will also disclose how the terms of compensation were determined and why the committee believes the benefit levels established are appropriate.

5. While we note your response to prior comment 11, we re-issue the prior comment. Please confirm that you will provide in future filings additional detail regarding the individual contributions that were considered by the compensation committee and how those contributions were factored into your specific decisions.

6. We note your response to prior comment 12. It is unclear whether the NOPAT threshold disclosed in the table on page 18 is the same threshold, referenced in the third paragraph on page 17, which the company must meet in order to fund annual bonuses. Please clarify. To the extent that the threshold referenced on page 17 is a different amount, please disclose that amount in future filings.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor